Exhibit 1

Pointer Telocation Ltd.
NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held On June 7, 2012

Notice is hereby given to the shareholders (the "Shareholders") of Pointer Telocation Ltd. (the "Company") that an Annual General Meeting of Shareholders will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, on Thursday, June 7, 2012, at 1:00 P.M. (Israel time) (the "Meeting") for the following purposes:

1.	TO ELECT Yossi Ben Shalom, Barak Dotan, Nir Cohen and Alicia Rotbard as directors of the Company for the coming year.

2.
TO APPOINT Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2012 and to authorize our audit committee (the "Audit Committee") to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

3.
TO APPROVE a purchase agreement between the Company and DBSI Investments Ltd. ("DBSI"), pursuant to which DBSI will purchase 50,000 ordinary shares of the Company, par value NIS 3.00 each, at a price per share of $2.95, for an aggregate consideration of $147,500.

4.	TO RECEIVE management’s report on our business for the year ended December 31, 2011.

Shareholders of record at the close of business on Modnay, April 30, 2012 (the "Record Date"), will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not plan to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy in the enclosed envelope as promptly as possible.

The last date to provide a position notice on behalf of the shareholders is no later than Thursday, May 10, 2012.

A copy of the declarations of the directors, being brought to election at the Meeting, as well as a copy of  the full proxy statement, may be viewed at the Company's offices at 14 Ha'Melacha Street, Park Afek, Rosh Ha'ayin, 48091, Israel, Sunday through Thursday from 9:00 a.m. to 5:00 p.m.

The proxy statement and proxy card are available at
http://www.pointer.com/category/Calander_of_Events

By Order of the Board of Directors,
Pointer Telocation Ltd.
Date:  April 24, 2012

PROXY STATEMENT
________________

POINTER TELOCATION LTD.
14 Ha'Melacha Street
Park Afek, Rosh Ha'ayin
Israel
+972-3-5723111
________________
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held On June 7, 2012

The enclosed proxy is being solicited by the Board of Directors (the "Board of Directors") of Pointer Telocation Ltd. (the "Company", "we", "our", "us",  and "Pointer") for use at our annual general meeting of shareholders to be held on Thursday, June 7, 2012, at 1:00 P.M. or at any postponement or adjournment thereof (the "Meeting").  The record date for determining which of our shareholders (the "Shareholders") are entitled to notice of, and to vote at, the meeting is established as of the close of business on Monday, April 30, 2012 (the "Record Date").

As of April 24, 2012, we had 4,861,524 ordinary shares outstanding, each of nominal value New Israeli Shekels 3.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to Shareholders on or about May 3, 2012. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the Shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a Shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

Any Shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.  Written revocations and later-dated proxies that were sent directly to the Company should also be sent to the Company at 14 Ha'Melacha Street, Park Afek, Rosh Ha'ayin, 48091, Israel, Attention: Chief Financial Officer.  All proxies must be received by the Company’s transfer agent or at the Company’s mailing address listed above seventy hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more Shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to June 14, 2012, at the same hour and place, without it being necessary to notify our Shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Proposals 1 and 2 to be presented at the Meeting require the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

Proposal 3 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto sets forth certain information, as of the Record Date regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our Ordinary Shares by each person who is known by us to own beneficially more than 5% of our outstanding Ordinary Shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. On April 24, 2012, 4,861,524 Ordinary Shares were issued and outstanding.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned*		Percent of Ownership
DBSI Investments Ltd. (1)	2,187,191		44.99%
Eurocom Holdings (1979) Ltd.	701,592	(2)	14.43%

*
The percentage of outstanding Ordinary Shares beneficially owned is based on 4,861,524 Ordinary Shares outstanding as of April 24, 2012. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Record Date. Such Ordinary Shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table and the footnotes thereto have sole voting and investment power with respect to all Ordinary Shares shown as owned by them.

(1)
As office holders of DBSI Investments Ltd. ("DBSI"), Messrs. Barak Dotan and Yossi Ben Shalom, who are candidates for re-election as directors, may be considered to be the beneficial holders of 44.99% of our outstanding Ordinary Shares held by DBSI.  Messrs. Barak Dotan and Yossi Ben Shalom also control DBSI and, therefore, share the beneficial ownership of 2,187,191 Ordinary Shares of the Company. DBSI holds the sole right to vote 2,187,191 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.  The principal business address of each of these entities and individuals is 85 Medinat Hayehudim Street, Herzelia, 49514, Israel.  This disclosure is based on information disclosed by DBSI on Form 13D/A, filed on April 16, 2012, as well as information provided directly to the Company by DBSI.

(2)
Includes 165,275 Ordinary Shares held directly by Eurocom Communications Ltd. ("Eurocom Communications") an affiliate of Eurocom Holdings (1979) Ltd. ("Eurocom Holdings").  Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings.  Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% owned by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.).  The four holding companies are 80% owned by Mr.  Shaul Elovitch and 20% owned by Mr. Yossef Elovitch.  The remaining 0.67% of Eurocom Communications is held directly by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have sole voting and dispositive power as to the Ordinary Shares of the Company held of record by Eurocom Holdings and Eurocom Communications.   The principal business address of each of these entities and individuals is 2 Dov Friedman Street, Ramat Gan 52503, Israel.  This disclosure is based on information disclosed by Eurocom Holdings on Form 13G/A, filed on February 17, 2009.

MATTERS RELATING TO THE 2012- ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL 1
ELECTION OF DIRECTORS

Except for Mr. Nir Cohen, whose election is brought for approval for the first time, the Company has nominated the persons named below who were elected as directors at the Annual General Meeting of Shareholders held on August 1, 2011, for re-election as directors to serve for a period of one year until the next annual general meeting or until their respective successors are duly elected and qualified.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director.  Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	56
Yossi Ben Shalom has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others.  Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd. Mr. Ben Shalom holds BA in Economics and MA in Business Management from Tel Aviv University.

Barak Dotan	44
Barak Dotan was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (Nasdaq: JCDA), formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Nir Cohen	39
Nir Cohen serves since July 2011 as the Chief Financial Officer of DBSI Investments Ltd. From April 2000 until June 2011 Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC – a privately held US investment company specializing in high-tech investments. From February 1998 until April 2000 Mr. Cohen served as a senior associate at Kesselman & Kesselman, Israeli affiliate of the global accounting firm of PriceWaterhouseCopers (PwC). Mr. Cohen holds a BA in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Alicia Rotbard	66
Alicia Rotbard was appointed a director on our board in 2010. In 1989 she founded DOORS Information Systems, Inc. and served as its CEO until 2002. Since 1989 she served as President and CEO of Quality Computers Ltd. and from 1980 to 1985 she served as Deputy General Manager of the Tel-Aviv Stock Exchange, where she managed the Computer Department and Operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Nir Cohen and Ms. Alicia Rotbard are hereby elected to serve as directors of the Company for the coming year until the next annual meeting or until their respective successors are duly elected and qualified.”

Approval of Proposal 1 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

Further, the Audit Committee and the Board of Directors of the Company approved, subject to the re-election of Alicia Rotbard as a director of the Company, the payment of a director's fee to Alicia Rotbard at the fixed amount rate as set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) – 2000. In accordance with the Companies Regulations (Relief from Related Party Transactions) – 2000, such payment only requires the approval of the Audit Committee and the Board of Directors provided that if one or more shareholders holding at least one percent of the issued share capital or the voting rights in the Company, provides his objection to such relief within fourteen days from the date of notice, herein provided, then the payment of such consideration shall be brought to the approval of the shareholders meeting.

PROPOSAL 2

TO APPOINT KOST FORER GABBAY & KASIERER  AS THE INDEPENDENT
PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING
DECEMBER 31, 2012 AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX
THEIR REMUNERATION

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants for the fiscal year ending December 31, 2012.  Our Board of Directors recommended and upon such recommendation, at the last annual meeting, the Company's shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2012 is appropriate and in the best interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

"RESOLVED to appoint Kost Forer Gabbay & Kasierer  as the independent public accountants of the Company for the year ending December 31, 2012 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in its sole discretion."

Approval of Proposal 2 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

PROPOSAL 3
PROPOSAL ISSUANCE OF SHARES TO DBSI IN A PRIVATE PLACEMENT
TRANSACTION

Our Audit Committee and Board of Directors have approved, subject to shareholder approval, a purchase agreement between the Company and DBSI, our controlling shareholder, pursuant to which DBSI will purchase 50,000 Ordinary Shares of the Company, par value NIS 3.00 each (the "Purchase Shares"), at a price per share of $2.95, which price is equal to closing price of our Ordinary Shares on the Nasdaq Capital Market on the trading day immediately preceding the approval of the purchase agreement by our Audit Committee and Board of Directors (the "Private Placement").

The Private Placement is being entered into for the purpose of allowing DBSI to participate in a certain rights offering, approved by our Board of Directors on April 22, 2012.  Under Israeli law, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company unless there is already another shareholder of the company holding at least 45% of the shares of the company.  This rule does not apply if, among other things, the acquisition was made in a private placement that received shareholder approval as a private placement that is intended to allow the shareholder to hold at least 45% of the voting rights in the company where there is no other shareholder holding at least 45% of such voting rights.  Accordingly, if our shareholders approve the Private Placement, DBSI's holdings in our company will increase to approximately 45.55% and it will be entitled to participate in the rights offering, in the same manner as our other shareholders.

In light of the fact that the Private Placement is only intended for the purpose of increasing DBSI's holdings in the Company to over 45% in order for it to participate in the rights offering, the consummation of the Private Placement, assuming approval by the shareholders, will only occur immediately prior to the initiation of the rights offering. Should we not initiate the rights offering within 3 months of the date of the approval of the Private Placement by the shareholders, the Purchase Agreement will terminate, DBSI will not purchase and we shall not issue, the Purchase Shares.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“TO APPROVE a purchase agreement between the Company and DBSI, by way of a private placement whose objective is to provide DBSI with over 45% of the issued share capital of the Company, pursuant to which DBSI will purchase 50,000 Ordinary Shares of the Company, par value NIS 3.00 each, at a price per share of $2.95, for an aggregate consideration of $147,500.”

Approval of Proposal 3 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PRESENTATION OF FINANCIAL STATEMENTS

The Companies Law requires the presentation of the Consolidated Balance Sheets and related information of the Company to our Shareholders.  The Company will present at the Meeting the Company’s Consolidated Balance Sheets at December 31, 2011 and the Consolidated Statements of Income for the year then ended and will present to the Shareholders the management's report on the business of the Company for the year ended December 31, 2011.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1−800−SEC−0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement, subject to the terms of applicable law.

By Order of the Board of Directors

Pointer Telocation Ltd.
April 24, 2012